[SES Letterhead]

March 22, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long
Mr. John Cash
Ms. Kate McHale
Ms. Sisi Cheng

Re:	Synthesis Energy Systems, Inc.
Registration Statement on Form S-3
Filed January 24, 2018
File No. 333-222671

Dear Ms. Long, Mr. Cash, Ms. McHale and Ms. Cheng:

This letter is in response to your letter dated February 21, 2018, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form S-3 (the “S-3”), as well as the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “10-K”), the amendment to the 10-K (the “10-K/A”), the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (the “Q1 10-Q”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2017 (the “Q2 10-Q”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form S-3
Incorporation by Certain Documents by Reference, Page 5

1.	You do not appear to have specifically incorporated all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your latest annual report, as required by Item 12 of Form S-3. Please revise to include all required reports filed after June 30, 2017.

Response. In response to the Staff’s comment, the Company will revise the incorporation by reference section of the S-3 in an amendment to the S-3 to specifically incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 2017 as follows (with all edits shown in red):

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

“The following documents, which have previously been filed by us with the Commission under the Exchange Act, are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the Commission on October 25, 2017 (File No. 001-33522), as amended by Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2017, filed with the Commission on October 30, 2017 (File No. 001-33522);

•	Our Quarterly Reports on Form 10-Q for the period ended September 30, 2017 and December 31, 2017, filed with the Commission on November 14, 2017 and February 12, 2018, respectively (File No. 001-33522);

•	A description of our capital stock contained in our Form 8-A/A filed with the Commission on June 29, 2007 (File No. 001-33522); and

Our Current Reports on Form 8-K, filed with the Commission on July 6, 2017, July 24, 2017, August 14, 2017, August 17, 2017, August 21, 2017, August 24, 2017, August 29, 2017, October 25, 2017, November 9, 2017, November 14, 2017, November 22, 2017, November 27, 2017, November 30, 2017, December 11, 2017, December 19, 2017, December 20, 2017, January 4, 2018, January 8, 2018, ~~and~~ January 10, 2018, February 12, 2018, and February 15, 2018 (File No. 001-33522) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).”

Plan of Distribution, Page 17

2.	Please revise to state that sales may be at market or negotiated prices rather than a fixed price, consistent with your cover page disclosure. If shares will be sold at fixed prices, please disclose what this fixed price will be.

Response. In response to the Staff’s comment, the Company will revise the plan of distribution section of the S-3 in an amendment to the S-3 to specifically incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 2017 as follows (with all edits shown in red):

“Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market for such securities or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at ~~fixed~~ prevailing market or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:”

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 1.A. Risk Factors
We may not be able to develop our equity platform projects, Page 34

3.	Please elaborate on the nature and extent of the ‘certain liquidity concerns’ with Yima Joint Ventures.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Response. In response to the Staff’s comment, the Company notes to the Staff that there is a discussion of the liquidity concerns at Yima in the more detailed description of that project included elsewhere in the 10-K (pages 21, 35 and 65), the Q1 10-Q (pages 13, 19 and 34) and the Q2 10-Q (pages 14, 22 and 37). The Company proposes to revise this risk factor as set forth below in its future filings to include this more detailed language regarding the Yima liquidity concerns:

“We may not be able to develop our equity platform projects.

Other than AFE and our Yima Joint Venture, all of our other potential development opportunities are in the early stages of development and/or contract negotiations.

We will seek partners in the future for our equity platform projects and our future success will depend on these relationships and any other strategic relationships that we may enter into. We cannot assure you that we will satisfy the conditions required to maintain these relationships or that we will be able to enter into relationships with future strategic partners on acceptable terms.

The Yima Joint Ventures also are experiencing certain liquidity concerns resulting primarily from ~~with~~ a series of third party bank loans due in April 2018 and September 2018, an extended shutdown of the plant and a need for interim shareholder loans from Yima, the 75% shareholder of the Yima Joint Venture. ~~Yima, the 75% shareholder of the Yima Joint Venture, has been routinely filling liquidity gaps with shareholder loans to the Yima Joint Venture.~~ Although ~~Also,~~ the Yima Joint Venture has at times negotiated with impacted third-party lenders to seek extensions, refinancing or other alternative arrangements to avoid a default by the Yima Joint Venture~~. While we believe Yima will continue Yima will continue to fill the liquidity gaps until the project is operating and producing income~~, we can make no assurances that Yima will continue to do this or on the outcome of the above-mentioned negotiations.

Item 7. MD&A
Results of Operations, page 61

4.	Please describe the reasons for the reduction in revenue to $0.2 million for 2017 from $0.7 for 2016 so that investors may better understand your results of operations. Ensure that you describe any events, trends or economic changes that affected your operations.

Response. In response to the Staff’s comment, the Company notes that in 2017 it had two projects which produced revenues for a total of approximately $0.2 million, and in 2016, the Company generated revenue from four projects of $0.7 million. The Company notes that its revenues are dependent upon the Company’s ability to develop projects using its technology. There are no specific trends or economic changes which would be predictive of the Company’s revenues. The Company proposes to expand the discussion in results of operations in future filings to describe these reasons for change in revenue as follows:

“Total revenue was $0.2 million for the Current Year, which results from two projects, as compared to $0.7 million for the Prior Year, which resulted from four projects.”

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Amended Form 10-K for the Fiscal Year Ended June 30, 2017

Item 11. Executive Compensation
Summary Compensation Table, Page 4

5.	Please include 2016 compensation data for the Company’s two most highly compensated executive officers in addition to the CEO.

Response. In response to the Staff’s comment, the Company informs the Staff that, other than DeLome Fair, none of the executive officers listed in the summary compensation table received any compensation from the Company during the year ended June 30, 2016, and there were no executive officers of the Company as of June 30, 2017 other than those identified in the summary compensation table. The only other executive officer during 2016 was Roger Ondreko, the Company’s former Chief Financial Officer who departed from the Company in October 2016. In the next four to six weeks, the Company will be filing its proxy statement on Schedule 14A for the annual meeting of stockholders for the year ended June 30, 2017. In response to the Staff’s comment, the Company proposes to include compensation information for Mr. Ondreko in the summary compensation table. As all of Mr. Ondreko’s compensation for the year ended June 30, 2016 was previously disclosed in the Company’s proxy statement on Schedule 14A for the annual meeting of stockholders for the year then ended, the Company requests that the Staff not require an amendment to the 10-K/A.

6.	Please indicate in the summary compensation table and in the biography section that Ms. Fair is acting in the capacity of CFO, as well as CEO.

Response. In the next four to six weeks, the Company will be filing its proxy statement on Schedule 14A for the annual meeting of stockholders for the year ended June 30, 2017. In response to the Staff’s comment, the Company proposes to indicate in the summary compensation table and in the biography section of that proxy statement that Ms. Fair is acting in the capacity of principal financial officer, as well as CEO. The Company does note to the Staff that Ms. Fair does not however have the title of Chief Financial Officer. As a result, the Company requests that the Staff not require an amendment to the 10-K/A.

Cash Incentive Compensation, Page 7

7.	Please clarify the extent to which the cash incentive compensation awards are based on the committee’s discretion or whether they are based on the achievement of objective performance measures, thresholds and goals. We note the description of Ms. Fair’s employment agreement contemplates the achievement of certain annual performance goals and objectives, but does not disclose what these are. If the committee applied objective performance measures, thresholds, goals and objectives to determine the amount incentive compensation paid, please disclose those measures.

Response. In the next four to six weeks, the Company will be filing its proxy statement on Schedule 14A for the annual meeting of stockholders for the year ended June 30, 2017. In response to the Staff’s comment, the Company proposes to expand the summary discussion of Ms. Fair’s employment agreement in that proxy statement to make reference to the objective measures considered by the committee, including (i) financial objectives (30% of bonus target), which related primarily to cash flow and cash usage, (ii) operational objectives (55% of bonus target), which related primarily to delivery of project orders, new business platforms, and restructuring joint venture relationships, and (iii) stock price and investor relation objectives (15% of bonus target), which related primarily to analyst and media coverage. As the Company is a smaller reporting issuer, it believes that this expanded disclosure comports with the requirements of Item 402(o) of Regulation S-K. No other executive officers as of June 30, 2017 had objective performance measures, thresholds, goals or objectives. As a result, the Company requests that the Staff not require an amendment to the 10-K/A.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Certain Selected Financial Data, Page 8

8.	Please remove the label “unaudited” from the header in the quarterly results table, as such label may give an investor the impression that the annual results table above has been audited.

Response. Although the Staff indicated that this comment related to the 10-K/A, the Company believes that the comment was meant to reference the table in the S-3. In response to the Staff’s comment, the Company will revise the header in the quarterly results table to remove the label “unaudited” in an amendment to the S-3.

Item 4 — Mine Safety Disclosures, Page 54

9.	Please tell us how you determined you are not required to provide information concerning mine safety violations or other regulatory matters required by Item 104 of Regulation S-K in light of your Australian mining operations.

Response. In response to the Staff’s comment, the Company notes that neither it nor any of its subsidiaries is the operator (as defined in section 3 of the Federal Mine Safety and Health Act of 1977) of the mines in Australia, and as a result, we believe no disclosure under Item 104 of Regulation S-K is required.

Note to Financial Statements
General

10.	Given the significance of your related party transactions, please identify all such transactions on the face of the balance sheet, income statement and statement of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Response. In response to the Staff’s comment, the Company notes that related party transactions are identified separately on the Company’s consolidated statement of operations and consolidated statements of cash flows as “Equity in losses of joint ventures,” as well as under “Revenue” on the consolidated statement of operations. In future filings, the Company proposes to add an additional line item on each of the balance sheet and statement of cash flows for the breakdown of accounts receivable associated with these related party transactions.

Note 4 — Current Projects, Page 82

Yima Joint Venture, Page 83

11.	You state that since 2014 you have accounted for the Yima joint venture of which you own a 25% interest under the cost method due to your lack of significant influence in the joint venture. You also state that two of the eight board directors were appointed by you. Please advise how you determined this representation on the board of directors does not enable you to exercise significant influence. Please provide us with the summary financial data for the Yima joint venture for the periods presented.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Response. In response to the Staff’s comment, prior to 2013, the Company accounted for the Yima joint venture under the equity method of accounting, since the Company had concluded it exercised significant influence on the operations of the Yima joint ventures. In May 2013, the Company discontinued equity method accounting due to its conclusion that it no longer was able to exercise significant influence under ASC 323-10, which defines certain criteria to determine if the ability to exercise significant influence exists (to rebut the presumption that a greater than 20% ownership leads to a conclusion that an investor has the ability to exercise significant influence). The Company determined that it did not and does not possess significant influence due to the following items:

Extent of ownership – Henan owns 75% of the joint venture and the Company owns 25%. Henan, being a state owned enterprise, has been unilaterally making operating and economic decisions for the Yima joint venture since 2013 in a manner that is consistent with the wants and desires of the Chinese government. In addition, the joint venture does not maintain separate capital accounts based on this ownership split, but rather accounts for it as a single owner entity.

Representation on the board of directors – Under the terms of the Yima joint venture agreement, the joint venture is to be governed by a board of directors consisting of eight directors, two of whom were appointed by the Company and six of whom were appointed by Yima. Since 2013, other than as noted below, regular meetings have not been held by the board. Yima (including through its parent company Henan Energy, which is a Chinese state owned enterprise) managed the joint venture while controlling all of the policy and decision making on behalf of the joint venture. Controlling members of the Yima joint venture management were fully and unilaterally appointed by Henan. In 2016, the board began holding periodic meetings (with meetings in April 2016, July 2016, and January 2017). The January 2017 meeting was the last board meeting to date. Discussions at these meetings generally have not included policy decisions, but have rather served a ceremonial function as is typical in China. Topics broached by the representatives of the Company to the board have been either ignored or disallowed by the other board members.

Participation in policy-making processes – Since 2013, the Company has had limited participation in the operating policymaking process of the Yima joint venture. The Company’s inability to influence the operating performance of the Yima joint venture also limits their participation in the financial policymaking process.

Material intra-entity transactions – Since the inception of the Company’s Yima investment in 2009, the Company provided technical advice to the Yima joint venture per the joint venture agreement representing aggregate fees, which includes compensation of individuals appointed by the Company to management positions in the Yima joint venture. Such fees aggregated to approximately $2.4 million since the inception of the Yima joint venture. Since Henan considers the services provided by the Company to be insignificant, and any recommendation or advice provided by the Company’s appointed individuals have been considered on only a limited basis or completely disregarded, the Yima joint venture has never paid the Company for these services. The Company did not account for these billings as revenue since there was no expectation of payment despite payment being contemplated by the joint venture agreement.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Interchange of managerial personnel – As noted above, the Company appointed members to management positions in the Yima joint venture, but these individuals had limited visibility into the daily operations. Requests and recommendations made by these individuals were considered on a limited basis, while focusing on the best interest of Henan and not in the best interest of the joint venture.

Technological dependency –As noted above, the Yima joint venture seeks technical advice from time to time from the Company, but management does not rely on such advice. The Yima joint venture needed the Company’s technology when the plant was being designed and constructed, but upon completion, the technology dependence waned.

Financial information – Please see the discussion below regarding Yima joint venture financial information.

Based on the facts described above, the Company concluded, and continues to believe, that the Yima joint venture should be accounted under the cost method, since there is little to no evidence the Company has significant influence on the operations and major decisions of the joint venture. This consideration has been and continues to be monitored on a quarterly basis to assess whether that conclusion remains appropriate.

Regarding the Staff’s request for summary financial data, as noted above, the financial data that the Company receives from Yima is in Chinese, is not accounted for in accordance with U.S. GAAP, and is not received on a timely basis. The Company is providing to the Staff certain internally prepared summary financial information regarding the Yima joint venture, which is generated solely for the purpose of sharing with the Company’s board of directors. Such information has been translated and we have estimated certain adjustments that we are aware of; however, it does not include all of the adjustments needed to be reflective of U.S. GAAP. For example, we do not believe the Yima joint venture has completed an impairment test, and the Yima joint venture continues to report as if the plant is still under construction despite the fact that construction was completed in March 2016. The nature of the reported information and limited information we receive results in an inability to prepare or estimate all of the necessary U.S. GAAP adjustments. In addition, the Company is unable to completely verify this information and as such, does not believe it is reliable to use for equity method accounting purposes.

Summarized financial information for the Yima Joint Venture (in thousands):

	For Twelve Months Ending	For Twelve Months Ending
	June 30, 2017	June 30, 2016
	Total - USD	Total - USD
Current Assets	30,735	38,524
Non-current Assets	359,491	351,331
Current Liabilities	297,142	221,517
Non-current Liabilities	7,371	66,433
Equity	85,712	101,905

Revenue	62,889	42,228
Operating Loss	(12,664)	(16,446)
Net Loss	(16,119)	(20,408)

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Item 9A — Controls and Procedures, Page 105

12.	Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting. This same comment applies to the Form 10-Q filed February 12, 2018. Please revise.

Response. In response to the Staff’s comment, the Company informs the Staff that in future filings it will only make reference to changes to its internal controls over financial reporting in the quarter covered by the report, as opposed to the six, nine or twelve-month periods then ended. The Company notes that as there were no changes during the twelve-month period ended June 30, 2017 or the six-month period ended December 30, 2017, there were also no changes the three-month periods then ended.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Item 4 - Controls and Procedures, page 40

13.	We note that you have provided management’s report on internal control over financial reporting and omitted your conclusion regarding the effectiveness of your disclosure controls and procedures. Please note that in a filing on the Form 10-Q, disclosures relating to disclosure controls and procedures should be provided rather than management’s report on internal control over financial reporting. Refer to Item 4 of Form 10-Q and Item 307 of Regulation S-K. This same comment also applies to the Form 10-Q filed February 12, 2018. Please amend your filings accordingly.

Response. In response to the Staff’s comment, the Company informs the Staff that in future filings it will expand its discussion of controls and procedures in its quarterly report on Form 10-Q to make reference to the effectiveness of its disclosure controls and procedures. The Company notes to the Staff that no additional information regarding disclosure controls and procedures would have been provided in the Q1 10-Q or the Q2 10-Q other than with respect to the already noted remediation efforts.

Exhibit 31.1 and Exhibit 32.1

14.	We note that Mr. Delome Fair, president and chief executive officer, is the only officer that has provided the 302 and 906 certifications. Please amend the filing to also file certifications from your principal financial officer. If Mr. Delome Fair is both the principal executive officer and the principal financial officer, both titles need to be provided underneath his signature. In addition, please revise the officer title in the introductory paragraph of the 906 certification accordingly. This same comment also applies to the Form 10-Q filed February 12, 2018 and the Form 10-K/A filed October 30, 2017.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Response. In response to the Staff’s comment, the Company informs the Staff that in future filings the signature block of the certifications will reflect that Ms. Fair is also serving as principal financial officer. The Company does note that Ms. Fair does not however have the title of Chief Financial Officer. The Company further notes that the heading of the certification identifies her as both the principal executive officer and principal financial officer.

Form 10-Q for the Fiscal Quarter Ended December 31, 2017

Note 2 — Summary of Significant Accounting Policies, Page 6

15.	Please revise to identify and disclose your critical accounting policies for your derivative liabilities. Your discussion should explain how these policies require significant estimates and assumptions and quantify the effect on the financial statements of changes in estimates in each period presented or explicitly state that the changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. In this regard, we note from your disclosure on page 9 that the fair value of your derivative liabilities appears to have significantly changed between the warrant issuance date (October 24, 2017) and December 31, 2017. Please revise your disclosure under “Gain on fair value adjustments of derivative liabilities” on page 31 to further discuss the underlying factors of the fair value change.

Response. In response to the Staff’s comment, in its future filings, the Company proposes to move the discussion of “Use of estimates” policy and combine such discussion with the “Revenue recognition” policy. The “Fair value measurement” policy will also be revised to make reference to the “Use of estimates” policy discussion, as well as a cross reference to the new footnote to the derivative liabilities note to the financial statements discussed further below.

In addition, a new “Derivative instruments” policy will be added to read substantially as follows:

“The Company currently does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

The Company accounts for derivatives in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation.”

A new note to the financial statements will also be added to read substantially as set forth below. Substantially all of this information is currently included in the notes to the financial statements under the Senior Secured Debentures note.

“Note X — Derivative Liabilities

The warrants issued to the Debenture investors and placement agent contain provisions providing for the adjustment of the purchase price and number of shares into which the securities are exercisable under certain events. Also under certain events, the Company shall, at the holder’s option, purchase the warrants from the holder by paying the holder an amount in cash based on a Black Scholes Option Pricing Model for remaining unexercised warrants. ASC 815, which establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value. Management used a Monte Carlo Simulation method to value the warrants with anti-dilution protection to initially the fair value of these derivatives.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

The number of warrants below include the Purchase Agent Warrants which are part of the derivative liability.

To execute the model and value the derivatives, certain assumptions were needed as noted below:

Assumptions	At Issuance October 24, 2017	Quarter Ending December 31, 2017	Quarter Ending March 31, 2018
Warrant Issue Date:	October 24, 2017	October 24, 2017	October 24, 2017
Valuation Date:	October 24, 2017	December 31, 2017	March 31, 2018
Warrant Expiration Date:	October 31, 2022	October 31, 2022	October 31, 2022
Total Number of Warrants Issued:	1,070,000	1,070,000	1,070,000
Warrant Exercise Price (USD):	4.00	4.00	4.00
Next Capital Raise Date:(1)	October 31, 2018	December 31, 2018	March 31, 2018
Threshold Exercise Price Post Capital Raise:	2.51	2.51	2.51
Spot Price (USD):	3.28	2.84	X.XX
Expected Life (Years):	5.0	4.8	4.6
Volatility:	66.0%	66.8%	XX.X%
Volatility (Per-period Equivalent):	19.1%	19.3%	XX.X%
Risk Free Interest Rate:	2.04%	2.21%	X.XX%
Risk Free Rate (Per-period Equivalent):	0.17%	0.18%	0.XX%

Nominal Value (USD Mn):	4.0	4.0	4.0
No. of Shares on Conversion (Mn):	1.0	1.0	1.0
Contracted Conversion Ratio:	1:1	1:1	1:1

Fair Values (in thousands)
Fair Value without Anti-Dilution Protection:	$1,837	$1,476	$X,XXX
Fair Value of Embedded Derivative:	253	175	XXX
Fair Value of the Warrants Issued:	$2,090	$1,651	$X,XXX

Gain on Fair Value Adjustments to Derivative Liabilities	Not Applicable	$439	$XXX

(1)	Next Capital Raise Date was assumed to be within a year of the debt offering. This was assumed as the Company has registered some type of capital raise in every year for the past 3 years. The Company may not have executed the capital raise but did register.

The change in the derivative liabilities was primarily due to the 13.4% decline in the Company’s stock price from October 24, 2017 to the reporting date of December 31, 2017. Other changes in assumptions are listed above, such as the passage of time, interest rate fluctuations and stock market volatility.”

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

The Company proposes to also expand the disclosure in M&A to include these factors. As most of this information is, as noted above, is included elsewhere in the Q1 10-Q and the Q2 10-Q in the notes to the financial statements under the Senior Secured Debentures note , the Company requests that the Staff permit the Company to revise this disclosure in its future filings.

Note 6 — Senior Secured Debentures, Page 19

16.	Please disclose the basis of the allocation of the offering proceeds between the Debentures and warrants.

Response. In response to the Staff’s comment, in future filings, the Company proposes to expand Note 6 to include language substantially as follows regarding the allocation of the offering proceeds, which is based on the guidance provided by ASC 8-15:

“The total proceeds received are first allocated to the fair value of all the derivative instruments, and the remaining proceeds are then allocated to the Debentures, resulting in the Debentures being recorded at a discount from the face value.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Other Gain/Loss, Page 32

17.	Please expand your disclosure to provide additional insight into the factors that led to the recording of significant gains related to the restructure of the Tianwo-SES joint venture.

Response. In response to the Staff’s comment, the Company notes that, as described in the summary description of the joint venture elsewhere in the Q2 10-Q (pages 15 and 38), the factors which led to the gain were the restructuring of the joint venture and the resulting receipt of $1.7 million related to the transferred portion of the Company’s interest in the joint venture. The Company proposes to expand in future filings the disclosure of these factors related to the Tianwo-SES joint venture as follows, and will be updated as necessary in the future to reflect the then current changes or trends impacting gains or losses:

“Other gain/loss: The other gain was $1.7 million for the Current Quarter as compared to zero for the Comparable Quarter, which was due to the restructuring of the Tianwo-SES Joint Venture. The Tianwo-SES Joint Venture is accounted for under the equity method. The Company’s contribution in the formation of the venture was the TUCA, which is an intangible asset. As such, the Company did not record a carrying value of the investment in Tianwo-SES Joint Venture at the inception of the venture. In August 2017, the Company entered into a Restructuring Agreement and received $1.7 million related to its transfer of ownership, reducing its ownership from 35% to 25% and final transfer and registration of shares with local government authorities was completed in December 2017. The $1.7 million gain was deferred in August and recognized upon the completed registration process in December 2017. The $1.7 million gain is recorded as the joint venture has no carrying value and therefore any amounts received related to a transfer of ownership results in a gain.”

As most of this information is, as noted above, is included elsewhere in the discussions of the Tianwo-SES joint venture in the Q1 10-Q (starting on pg. 14 and pg. 34) and the Q2 10-Q (starting on pg. 14 and pg. 37), the Company requests that the Staff permit the Company to revise this disclosure in its future filings.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

March 22, 2018

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ DeLome Fair

DeLome Fair
President and Chief Executive Officer